Contacts:
Paul Henning
Cameron Associates
212-245-8800
paul@cameronassoc.com

Carolyn Wrenn
ParkerVision, Inc.
888 690-7110
cwrenn@parkervision.com

PARKERVISION REPORTS FIRST QUARTER 2009 RESULTS

JACKSONVILLE, FLORIDA, May 11, 2009 – ParkerVision, Inc. (Nasdaq NMS: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, announced a net loss from continuing operations for the first quarter of $5.1 million, or $.18 per share compared to a net loss of $4.9 million or $.19 per share during the first quarter of 2008.

The increase in net loss was the result of a $0.8 million increase in non-cash share-based compensation expense offset by a $0.6 million net decrease in other operating expenses from the first quarter of 2008 when compared to the first quarter of 2009.   The increase in share-based compensation expense was a result of long-term equity incentive awards granted to executives and other employees in mid 2008 which are recognized and expensed over the three year life of the awards.  The decrease in other net operating expenses was primarily the result of a decrease in outside engineering and other consulting fees as we completed certain development programs late in 2008, as well as other cost reduction measures put in place by the company early in 2009.

These cost reductions are also evidenced by a decrease in the company’s use of cash for operations for the quarter ended March 31, 2009 when compared to the same period in 2008.  The company used approximately $3.4 million in cash for operating and investing activities in the first quarter of 2009, as compared to approximately $3.9 million for the same period in 2008.

The company also received net proceeds of approximately $9.4 million in the first quarter of 2009 from offerings under its shelf registration statement and ended the first quarter of 2009 with approximately $10.8 million in cash and $10 million in working capital.  Subsequent to the end of the quarter, the company received $0.4 million in proceeds from the sale of additional shares pursuant to an overallotment option from these offerings.

Chairman and Chief Executive Officer, Jeffrey Parker commented, “We continue to make meaningful progress with our existing customers with a focus on generating the first revenue dollars from those relationships over the coming months.  Many of our activities this past quarter have been centered on the support of our customers in their setup for volume manufacturing.  We believe the results of these activities, combined with the strength of our intellectual property portfolio, position us favorably for both near and longer term growth.”

The company will host a live broadcast of its first quarter 2009 financial results via conference call on May 11, 2009 at 4:30 PM Eastern time.  The conference call will be accessible by telephone at 877-548-7914 (no passcode required) and participants are advised to dial-in at least five minutes before the scheduled start time. The replay of the conference call will be available for seven days by telephone at 719-457-0820 or (888) 203-1112 using passcode 5352214 and accessible by webcast via the Internet at www.parkervision.com for a period of 90 days.

About ParkerVision
ParkerVision, Inc. designs, develops and sells its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks.   ParkerVision is headquartered in Jacksonville, Florida. (PRKR-I)

Safe Harbor Statement
This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2009 and the Form 10Q for the quarter ended March 31, 2009. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

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Summary of Results of Operations (unaudited)

(in thousands, except per share amounts)	Three Months Ended March 31,
	2009	2008
Revenue, net	$–	$–
Cost of goods sold	–	–
Gross margin	–	–

Research and development	3,000	2,953
Marketing and selling	615	650
General and administrative	1,564	1,440
Total operating expense	5,179	5,043

Interest and other	38	141

Net loss	$(5,141)	$(4,902)

Basic and diluted loss per common share	$(0.18)	$(0.19)

Balance Sheet Highlights (unaudited)

(in thousands)	March 31, 2009	December 31, 2008
Cash and cash equivalents	$10,792	$4,815
Other current assets	658	855
Property and equipment, net	1,064	1,377
Other assets, net	10,890	10,929
Total assets	$23,404	$17,976

Current liabilities	$1,458	$1,627
Deferred rent	210	239
Shareholders’ equity	21,736	16,110
Total liabilities and shareholders’ equity	$23,404	$17,976

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